UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

MobileIron, Inc.

File Nos. 333-195089 and 001-36471 – CF#37289

MobileIron, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 7, 2014, as amended on May 7, 2014, and a Form 8-K filed on February 6, 2017 and confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 21, 2019.

Based on representations by MobileIron, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17	S-1	May 7, 2014	through May 1, 2022
99.1	8-K	February 6, 2017	through May 1, 2022
99.1	8-K	February 21, 2019	through May 1, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary